UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

SHARING SERVICES GLOBAL CORPORATION

(Name of Issuer)

Class A Common Stock, $0.0001 Par Value

(Title of Class of Securities)

819536103

(CUSIP Number)

Frank D. Heuszel

c/o Document Security Systems, Inc.

200 Canal View Boulevard

Suite 300

Rochester, New York 14623

(585) 325-3610

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 17, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 819536103

1	NAMES OF REPORTING PERSON
Document Security Systems, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
16,082,424 (1)
	8	SHARED VOTING POWER:

	9	SOLE DISPOSITIVE POWER:
16,082,424
	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,082,424
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.76%(1)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1)	Based on 126,072,386 shares of Class A Common Stock issued and outstanding as of March 9, 2020, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended January 31, 2020.

Schedule 13D

This Amendment No. 2 (this “Amendment”) amends and supplements the statement on Schedule 13D (the “Schedule 13D) filed by Document Security Systems, Inc., a New York corporation (the “Reporting Person”), on April 3, 2020, as amended by Amendment No .1 to the Schedule 13D filed on April 7, 2020, relating to the beneficial ownership of shares of Class A Common Stock, $0.0001 par value per share (“Class A Common Stock”) of Sharing Services Global Corporation, a Nevada Corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Considerations

Item 3 is hereby amended as follows:

As of April 17, 2020, the Reporting Person had purchased via open-market transactions 13,582,424 shares of the Issuer’s Class A Common Stock at an average purchase price of $0.05 per share and purchased 2,500,000 shares of the Issuer’s Class A Common stock in a private placement at a purchase price of $0.06 per share. The total consideration paid by the Reporting Person for such shares was approximately $920,000, including approximately $30,000 in commissions and fees. The source of funds used in making the purchases was the Reporting Person’s working capital.

Item 5. Interest in Securities of the Issuer

Item5 is hereby amended as follows:

(a)

The Reporting Person beneficially owns 16,082,424 shares of Class A Common Stock, which constitutes 12.76% of the shares of Class A Common Stock issued and outstanding as of March 9, 2020, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended January 31, 2020.

(b)	The Reporting person has the sole power to vote and to dispose of the shares of Class A Common Stock.

(c)	The Reporting Person has affected, within the last sixty (60) days, the following transactions involving the Issuer’s Class A Common Stock:

Date of Transaction	Type of Transaction	Number of Shares	Price per Share	How Effected
4/17/2020	Purchase	1,000,000	$0.085	Open Market
4/15/2020	Purchase	189,080	$0.075	Open Market
4/9/2020	Purchase	15,000	$0.075	Open Market
4/8/2020	Purchase	90,900	$0.0834	Open Market
4/8/2020	Purchase	485,100	$0.075	Open Market
4/7/2020	Purchase	100,000	$0.07	Open Market
4/7/2020	Purchase	213,000	$0.07	Open Market
4/6/2020	Purchase	328,094,	$0.07	Open Market
4/3/2020	Purchase	161,250	$0.07	Open Market
4/3/2020	Purchase	1,000,000	$0.06	Open Market
4/2/2020	Purchase	6,000	$0.053	Open Market
4/2/2020	Purchase	1,314,000	$0.06	Open Market
4/1/2020	Purchase	11,190	$0.058	Open Market
3/31/2020	Purchase	196,810	$0.05	Open Market
3/31/2020	Purchase	10,000	$0.051	Open Market
3/30/2020	Purchase	1,452,000	$0.05	Open Market
3/30/2020	Purchase	10,000	$0.045	Open Market
3/27/2020	Purchase	2,500,000	$0.06	Private purchase from third-party
3/27/2020	Purchase	232,500	$0.045	Open Market
3/27/2020	Purchase	224,000	$0.0589	Open Market
3/27/2020	Purchase	776,000	$0.0425	Open Market
3/27/2020	Purchase	830,849	$0.05	Open Market
3/27/2020	Purchase	1,000,000	$0.045	Open Market
3/26/2020	Purchase	86,651	$0.0417	Open Market
3/26/2020	Purchase	1,000,000	$0.04	Open Market
3/25/2020	Purchase	150	$0.0375	Open Market
3/25/2020	Purchase	149,850	$0.04	Open Market
3/25/2020	Purchase	300,000	$0.04	Open Market
3/25/2020	Purchase	300,000	$0.04	Open Market
3/20/2020	Purchase	200,000	$0.048	Open Market
3/20/2020	Purchase	200,000	$0.0475	Open Market
3/20/2020	Purchase	250,000	$0.048	Open Market
3/20/2020	Purchase	250,000	$0.048	Open Market
3/19/2020	Purchase	200,000	$0.0499	Open Market
3/17/2020	Purchase	100,000	$0.05	Open Market
3/17/2020	Purchase	183,500	$0.048	Open Market
3/17/2020	Purchase	200,000	0.048	Open Market
3/16/2020	Purchase	19,700	$0.045	Open Market
3/16/2020	Purchase	26,100	$0.0465	Open Market
3/16/2020	Purchase	108,000	$0.0475	Open Market
3/13/2020	Purchase	162,700	$0.04	Open Market
3/13/2020	Purchase	200,000	$0.0449	Open Market

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 21, 2020	/s/ Frank D. Heuszel
	Name:	Frank D. Heuszel